January 18, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:           Mr. Karl Hiller, Branch Chief
Division of Corporate Finance

Re:                      Bonanza Oil & Gas, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarter Ended September 30, 2009
Your File No. 000-52411

Dear Sirs:

We are in receipt of your letter of December 23, 2009 and offer the following response.  For your ease of reference, we have repeated your comments below in boldface type and our responses follow accordingly:

Form 10-K for the Fiscal year ended December 31, 2008

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Ceiling Test, page F-8

1. In your discussion of the quarterly ceiling test, we note your definition of the ceiling as “the estimated after-tax future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet.”  Under the full cost method described in Rule 4-10(c)(4) of Regulation S-X, the cost center ceiling must also include the cost of properties not being amortized; plus the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less income tax effects related to differences between the book and tax basis of the properties.  Please submit the accounting and disclosure revisions that you propose to adhere to this guidance.

Response

Pursuant to Rule 4-10(c)(4) of Regulation S-X, the Company requests to prospectively amend its accounting policy disclosure to expand our discussion on the limitation of our capitalized costs (i.e. the ceiling test) regarding  the costs of and the related fair value of properties not being amortized, which have been properly applied from an accounting perspective, with the following:

Ceiling Test

Under the full-cost method of accounting, the Company applies a ceiling test, on a quarterly basis, to the capitalized cost in the full cost pool.  The Company computes the ceiling test so that capitalized cost, less accumulated depletion and related deferred income tax, do not exceed an amount (the ceiling) equal to the sum of: (A) The present value, using a ten percent discount rate, of estimated future net revenue computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current cost) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus (B) the cost of unevaluated properties and major development projects excluded from the costs being amortized; plus (C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less (D) income tax effects related to differences between the book and tax basis of the property.  If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional DD&A.

Note 3- Acquisitions of Oil and Gas Properties, page F-12

2. We note that, subsequent to the Black Pearl acquisition closing, you made additional payments totaling $900,000 toward the acquisition of two projects under option.  We also note that, as of December 31, 2008, you had $1,100,000 of additional payments accrued as part of your accrued exploration and development expenditures.  You state that these payments are required to fully exercise the “option” for the two projects.  Please clarify whether you are required to exercise the option; and if not, tell us why you believe this item meets the definition of a liability and is appropriately accrued.

Response

The Company inadvertently used the term “option” with respect to these properties.  The $1,100,000 of additional payments related to broker fees due in consideration of the broker identifying the acquisition of these two projects on behalf of the Company.  The Company requests to prospectively amend this wording in future filings with the following:

Subsequent to acquisition closing, the Company made additional payments totaling $900,000 to satisfy the acquisition of two projects, in accordance with the purchase and sale agreement.  In addition, as of December 31, 2008, the Company had an obligation of $1,100,000  accrued as part of the Company’s accrued exploration and development expenditures, which related to broker fees due in consideration of the acquisition of these two projects.  Finally, in October 2008, the Company sold 10% of the interest it acquired in one of the projects for $115,000.

Note 9 – Supplemental Information about Oil and Gas Producing Activities

Capitalized Costs, page F-22

3. We note you indicate the costs of unproved properties also includes properties under development on page F-2.  Please disclose the nature of development activities associated with this characterization and the costs of unproved properties that are excluded from the amortization computation due to these activities.  Tell us the extent to which you are relying on the guidance in Rule 4-10(c)(3)(ii)(B) of Regulation S-X.

Response

The inclusion of the wording “and properties under development” on page F-2 was an error as none of the Company’s undeveloped properties, as presented on the Company’s Consolidated Balance Sheet as of December 31, 2008, were under development.  The Company requests to prospectively amend this wording in future filings.

Oil and Gas Reserve Information, page F-22

4. We note that you revised your estimates of crude oil and natural gas reserves by 499,352 bbl and 606,836 mcf for the year ended December 31, 2008.  Please disclose the reasons for these revisions to comply with paragraph 11 of SFAS 69 [ASC 932-235-50-5].

Response

The revisions in our estimates of crude oil and natural gas reserves by 499,352 bbl and 606,836 mcf for the year ended December 31, 2008, related to the proved undeveloped reserves of our Apclark Field no longer being economic based on year-end December 31, 2008 prices of $42.00 per bbl of crude oil and $4.90 per mcf of natural gas, as compared to year-end December 31, 2007 prices of $85.00 per bbl of crude oil and $7.00 per mcf of natural gas.  The Company requests to disclose this reason for these revisions prospectively in future filings.

Form 10-Q for the Quarter ended September 30, 2009

Controls and Procedures, page 24

5. We note your disclosure indicating there have been no changes in your internal control over financial reporting during the quarter ended June 30, 2009.  Please disclose any changes in your internal control over financial reporting that occurred during the quarter ended September 30, 2009 necessary to comply with Item 308T(b) of Regulation S-K.

Response

The date included in the disclosure referenced above was erroneously not changed from the Company’s prior quarterly report on Form 10-Q.  The paragraph should have read as follows:

“There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2009, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting”.

As management, in their required certifications found in exhibits 31.1 and 31.2, specifically in paragraphs 4(d) of those certifications, did represent that they:

“Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting”.

We request that we make the properly dated disclosure on a prospective basis.

We look forward to the receipt of any further comments which you may have in regard to the Company’s Form 10-K for the Fiscal Year ended December 31, 2008, and Form 10-Q for the Quarter ended September 30, 2009.  Should you have any questions, please do not hesitate to contact the writer at telephone number 713-333-5808 or facsimile number 281-596-4591.

Yours truly,

Bonanza Oil & Gas, Inc.

By:	/s/ William Wiseman
Chief Executive Officer

cc:           Paul Monsour, Staff Accountant, via facsimile 703-813-6982
 Stephen M. Fleming, Esq.

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